ATENSE, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020

(Unaudited)

ATENSE, INC.
Balance Sheets
As of December 31, 2020

_____

CURRENT ASSETS

Checking/Savings Other		$	3,732.04
Current Assets			(1,511.60)
	TOTAL CURRENT ASSETS		2,220.44
	TOTAL ASSETS		2,220.44

CURRENT LIABILITIES

Accounts Payable		1,437.84
Credit Cards		3,403.92
	TOTAL LIABLITIES	4,841.76

SHAREHOLDERS' EQUITY

Common Stock (10,000 shares authorized:	100.00
100 issued; $1.00 par value) Additional Paid in Capital	17,870.00
Retained Earnings (Deficit)	(2,621.32)
TOTAL SHAREHOLDERS' EQUITY	15,248.68
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,406.92

ATENSE, INC.

Statement of Operations

January through December 2020

	2020
Operating Income	
Net Income	$ (20,879.87)
Interest Income	1.50
Cost of Goods Sold	2,516.68
Gross Profit	(23,395.05)
Operating Expenses	
Advertising and Promotion	13,338.75
Bank Service Charges	10.00
Business Licenses and Permits	329.00
Computer and Internet Expenses	329.49
Corporate Maintenance Fee	110.00
Credit Card Payment	(819.69)
Credit Card Service Fee	78.00
Interest Expense	48.51
Meals and Entertainment	6.61
Miscellaneous Expense	22.91
Patent and Trademark Expenses	2,480.00
Professional Fees	2,024.90
Telephone Expense	320.17
Travel	86.04
Net Income	(41,759.74)
Earnings Per Share	(418.00)
Basic	

ATENSE, INC.
Consolidated Statement of Equity

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| | Common Stock | | Additional Paid | Retained Earnings | Total Shareholders' |
	Shares	Amount	in Capital		Equity
	$	$	$	$	$
Balance at January 1, 2020	100	100 $	92,100.00 $	(66,550.00) $	25,650.00
Issuance of Stock	-	-	17,870.00		17,870.00
Net Income				(41,759.74)	(41,759.74)
Balance at December 31, 2020	100	100 $	109,970.00 $	(108,309.74) $	15,248.68


ATENSE, INC.
Statement of Cash Flow
January through December 2020

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	2020
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	(20,879.87)
Change in Prepaid Expense	-
Change in Payables	-
Net Cash Flows From Operating Activities	(20,879.87)
Cash Flows From Investing Activities	
Capitalization of Trademark Costs	(2,480.00)
Net Cash Flows From Investing Activities	(2,480.00)
Cash Flows From Financing Activities	
Change in Additional Paid in Capital	17,870.00
Net Cash Flows From Investing Activities	17,870.00
Cash at Beginning of Period	3,117.63
Net Increase (Decrease) In Cash	614.41
Cash at End of Period $	3,732.04

ATENSE, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020

1. **ORGANIZATION AND PURPOSE**

ATENSE, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware and operates a Cybersecurity business.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020, the Company's cash positions include its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.